Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 2, 2013
Record Date for Notice	March 12, 2013
Record Date for Voting	March 12, 2013
Beneficial Ownership Determination Date	March 12, 2013
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Meeting Type	Annual
Notice-and-Access	No
Direct sending of proxy-related materials to NOBOs by issuer	No
Issuer to pay for sending proxy-related materials to OBOs by proximate intermediary	Yes

/s/ Angela K. Shaffer
Angela K. Shaffer
Vice President and Corporate Secretary

February 14, 2013

200 Bloor Street East, Toronto, ON M4W 1E5 Tel: (416) 926-3000	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.